Exhibit 99.2

News release…

Date: 10 March 2004
Ref: PR353g

Rio Tinto sells interest in Somincor

Rio Tinto and Empresa de Desenvolvimento Mineiro (“EDM”) have reached agreement to sell their interests in the Neves Corvo copper mine in Portugal to EuroZinc for a cash consideration of 128 million euros. Rio Tinto’s share of the consideration for its 49 per cent share of the mine is 58 million euros.

Under the terms of the agreement, there is a price participation clause whereby, for a period of four years, EDM and Rio Tinto together will share equally with EuroZinc the marginal revenue from the sale of copper concentrates when the average price of copper (calculated on a quarterly basis) exceeds US$0.90/lb. for the first year and US$0.95/lb. for the three years thereafter.

The transaction, which is subject to certain approvals, is expected to be completed by 4 June 2004.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885